Exhibit 99.1

PRESS RELEASE

March 1, 2012

High net interest income for Eksportfinans in 2011

Eksportfinans has shown a strong financial performance both in the fourth quarter and in the financial year of 2011. Net interest income was NOK 445 million in the fourth quarter and NOK 1,550 million for the full year 2011. The Company is solid, with a core capital adequacy ratio of 16.1 percent at the end of 2011. The Board puts emphasis in maintaining the Company’s solidity, and has therefore decided not to propose a dividend for 2011.

High level of eksport-related disbursements

New disbursements were NOK 33.7 billion in 2011, which was in line with 2010. Export-related lending increased from NOK 99.8 billion to NOK 111.3 billion during 2011. Demand for new loans in the form of loan applications was high in 2011, which highlights a high level of activity in those parts of the Norwegian export industry that are served by Eksportfinans.

Good results, but large unrealized gains on its own debt

Total comprehensive income according to IFRS was NOK 30,039 million in 2011. Results from the underlying operations, excluding unrealized gains and losses, were NOK 945 million. Included in the IFRS figure is an unrealized gain on the Company’s own debt of NOK 29,270 million (after taxes). Eksportfinans’ debt is carried at fair value in the balance sheet. The fair value calculation as at December 31, 2011 was affected by the widening of credit spreads that followed the rating downgrades in November 2011. The Company’s debt was downgraded after the Norwegian government’s decision on November 18, 2011 to assume responsibility for the government-supported export credit scheme.

The unrealized gains on the Company’s own debt will be reversed as unrealized losses in future periods through tightening of credit spreads, and when the individual debt issues approach maturity. Capital adequacy will not be affected by this effect in any material way as changes in fair value on own debt caused by movements in credit spreads do not impact total regulatory capital.

Constructive position going forward

The Company believes it is well positioned to preserve value and continue operations for the years to come. In addition to comfortable liquidity reserves and good solidity, the Company has a good anticipated balance between assets and liabilities. See note 16 of the fourth quarter report for further information.

Annual accounts for 2011

Eksportfinans is planning the following dates for the release of the full year accounts for 2011:

• March 31, 2012: Annual Report on Form 20-F for the fiscal year ended December 31, 2011, to be filed with the US Securities and Exchange Commission (SEC) • April 19, 2012: Annual Report, according to Norwegian law, to be released following the meeting of the General Assembly

EKSPORT FINANS
NORWAY

Key figures:

	2011	2010
New loans disbursed	NOK 33.7 billion	NOK 33.7 billion
New bond debt issued	NOK 51.6 billion	NOK 72.2 billion
Total assets at end of period	NOK 213.9 billion	NOK 215.5 billion
Capital adequacy at end of period	19.4 %	17.6 %
Net interest income	NOK 1,550 million	NOK 1,419 million
Profit for the period	NOK 30,039 million	NOK 448 million
Profit excluding unrealized gains/losses on financial instruments and excluding losses covered by PHA	NOK 945 million	NOK 859 million

Eksportfinans' fourth quarter 2011 report is available on www.eksportfinans.no

---

Eksportfinans will hold an update call post the release of its fourth quarter results with dial-in details as follows:
Thursday March 1, 2012, at 10am NY / 3pm London / 4pm CET

Please join by calling:

- Norway Free Call 800 194 09
- Japan Free Call 0066 338 124 22
- Singapore Free Call 800 4411 384
- Switzerland Free Call 0800 920 007
- UK Standard International +44 (0) 1452 559 031
- USA Free Call 1866 966 9163

The call will be recorded and replay made available.

For further information, please contact:

President and CEO Gisèle Marchand,
tel: +47 22 01 23 70 / +47 415 17 489,
e-mail: gma@eksportfinans.no

EVP Direcor of Staff / Head of Communications Elise Lindbæk,
tel: +47 22 01 22 64 / +47 905 18 250,
e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,
tel: +47 22 01 23 05 / +47 900 92 326,
e-mail: goo@eksportfinans.no

For more information about Eksportfinans, please refer to www.eksportfinans.no

---

Forward-looking statements

The statements contained herein constitute "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, the forward-looking statements included herein should not be regarded as a representation that the plans and objectives discussed herein will be achieved. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.